UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

 TABLE OF CONTENTS

INADVERTENT TRADING DURING TRADING WINDOW CLOSURE
SIGNATURES

INADVERTENT TRADING DURING TRADING WINDOW CLOSURE

Infosys Limited (“Infosys” or “the Company”) hereby furnishes the United States Securities and Exchange Commission with the information contained in this report on Form 6-K. This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On January 13, 2017, Infosys notified the stock exchanges of the occurrence of an inadvertent trade by a designated person of Infosys during trading window closure.

On January 9, 2017, it was brought to the attention of the Compliance Officer of Infosys Limited (as designated under the Infosys Insider Trading Policy) that Mr. Ravi Venkatesan, Independent Director of the Company, had inadvertently, through his Portfolio Management Services account, bought 50 shares of Infosys Limited. The trade occurred when the trading window was closed.

The purchase of the shares was carried out by a fund manager for all his clients. In portfolio management services, the investor does not generally monitor the day-to-day investment decisions. In this case as well, Mr. Venkatesan had made no instruction to carry out the trade and he was unaware of the trade having occurred. Subsequently, Mr. Venkatesan has sold the shares and has not made any profit out of the sale. Mr. Venkatesan has instructed his fund managers not to invest in Infosys shares in the future.

The Audit Committee of the Company's Board of Directors, which is responsible for review of compliance with the Insider Trading Policy of the Company was notified of this matter. Based on Mr. Venkatesan’s submission, the Audit Committee believes that this was an inadvertent trade made without intent to violate the Infosys Insider Trading Policy or the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations (“PIT Regulations”). However, the Audit Committee has determined that there was a violation of the Infosys Insider Trading Policy and the PIT regulations and therefore imposed on Mr. Venkatesan, a penalty of Rs. 100,000 to be made to a charitable organization of his choice. In accordance with the PIT Regulations and the Infosys Insider Trading Policy, Infosys will also be notifying the Securities and Exchange Board of India of this event.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited /s/ Manikantha A.G.S

Date: January 13, 2017	Manikantha A.G.S Company Secretary